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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                          June                      2006
                                -------------------------        -----------
Commission File Number                 001-32748
                                -------------------------

                            CORRIENTE RESOURCES INC.
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                 (Translation of registrant's name into English)

    520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
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                    (Address of principal executive offices)



           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F                       Form 40-F       X
                            ----------------              ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No          X
                       ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
        1. News release, dated June 12, 2006, relating to the commencement of feasibility drilling at the combined Panantza and San Carlos Copper Project.

                                                                  DOCUMENT 1


                                           ____________________________________
                                           | Disclosure statements as required |
                                           | by National Instrument 43-101 are |
                                           | available at our website          |
[GRAPHIC OMITTED]                          | www.corriente.com                 |
                                           |___________________________________|


                                 "NEWS RELEASE"
For Immediate Release                                           June 12, 2006
---------------------
TSX: CTQ, AMEX: ETQ


             FEASIBILITY DRILLING TO START AT THE COMBINED PANANTZA

                          AND SAN CARLOS COPPER PROJECT

Concurrent with the handoff of the Mirador Project from development to construction, Corriente is planning the start of diamond drilling prior to the end of June, on the Panantza project. This drilling will be part of a larger project which is designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity with aggregate inferred resources of 1.05 Billion tonnes at a grade of 0.63% copper. As the two mineralized centres are only four kilometres apart, the plan will be to provide a single processing facility for both open pits.

This first phase of drilling will be the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, which will look at development scenarios with concentrator mill throughputs of up to 150,000 tonnes/day. This first phase of work will involve the drilling of 35 holes totaling 9500 metres with the purpose of expanding the Panantza portion of the project which is presently not constrained on the south and to define a new resource figure. This core will also supply the samples required for additional metallurgical studies to confirm the preliminary work that suggests the Panantza mineralization is similar to that of the Mirador project and will produce a clean copper concentrate with a high recovery of the contained copper.

Separately, a recent gold discovery has been announced on concessions approximately 10 km to the south of the Mirador property boundary, which are held by Aurelian Resources Inc. (see Aurelian's press release dated June 6 with news of a drill hole containing 189 metres assaying 24 g/t gold). Corriente has on its 60,000 hectares of concessions a number of gold anomalies, silica alteration zones and major north-south trending structures that have potential for significant gold discoveries. As a copper focused exploration and development company, Corriente has not carried out detailed exploration and has not completed any drilling of these targets. In light of the Aurelian discovery, Corriente will make an assessment of this ground to investigate the possibility of preparing a package of gold-focused concessions that could be the subject of a separate business transaction.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CORRIENTE RESOURCES INC.
                                            -----------------------------------
                                                      (Registrant)


Date:  June 14, 2006                        By: /s/ Darryl F. Jones
       -------------------------               --------------------------------
                                                Name: Darryl F. Jones
                                                Title: Chief Financial Officer